Exhibit 99.1

Perion Reports Second Quarter 2026 Results

Perion One adoption accelerated with spend up 15% YoY,
driven by strong growth of CTV by 56%, DOOH by 45%, Retail Media by 60%, and Outmax AI Agent by 136%
Narrowing 2026 Guidance range

New York & Tel Aviv – August 10, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today reported its financial results for the second quarter ended June 30, 2026.

"In the second quarter, we continued to strengthen the foundation for Perion’s next phase of growth,” said Tal Jacobson, Perion’s CEO. “Our strategy has long been built around diversifying away from the Open Web. Over the past two years, we have accelerated that shift through both organic investment and M&A, responding to changing customer demand and market dynamics. This quarter’s results reflect that progress, with strong momentum across CTV, DOOH, Retail Media, and Outmax, our AI Agent. Recent strategic wins, including Best Buy Canada’s selection of Perion as its in-store Retail Media DOOH technology partner and the rollout of our Ask Perion AI application, further demonstrate that momentum. We remain focused on the expected second-half ramp, supported by continued investment in these growth engines, while the efficiency measures to optimize our cost base, which were completed this quarter, create additional capacity to support that growth.”

Second Quarter 2026 Business and Financial Highlights

●	Perion One's spend increased 15% YoY to $156.7 million

●	Growth engines performance:

o	CTV spend increased 56% YoY

o	DOOH spend increased 45% YoY

o	Retail Media vertical spend increased 60% YoY

o	Outmax AI agent adoption - spend increased by 136%[1] YoY

●	Total revenue of $98.2 million

●	Total contribution ex-TAC of $42.3 million, with a 43% margin

●	Adjusted EBITDA of $2.8 million

●	Cash flow from operations of $2.5 million, adjusted free cash flow of $4.8 million

●	Repurchased 2.7 million shares for a total of $24.5 million

●	Business highlights:

o	Accelerating Perion in-store retail media DOOH

▪	Best Buy Canada selected Perion as its end-to-end Retail DOOH technology partner

▪	GS Netvision, South Korea’s leading retail network, selects Perion for its 3,300+ DOOH screens across grocery and convenience stores

▪	Lovitlocal UK selected Perion as the programmatic DOOH partner for its in-store media network across UK post offices.

o	Distribution Partnership Program continues to accelerate by partnering with Acrossmedia241 to bring Outmax, Perion’s AI agent, to Greece and the CEE Region

o	New offering within Google DV360 as we added our DOOH Programmatic Guaranteed deal into the Google Media platform

o	Launches Ask Perion, an agentic self-serve mobile app designed to accelerate omnichannel execution and increase efficiency

o	New data partnership with Fetch to allow our advertisers access to verified, SKU-level purchase data from over 13 million monthly active users and 26,000-plus merchants

1 On a pro forma basis

Second Quarter 2026 Financial Highlights2

In millions, except per share data	Three months ended			Six months ended
	June 30,			June 30,
	2026	2025	%	2026	2025	%
Advertising Solutions Revenue	$76.2	$80.6	(5)%	$142.9	$150.3	(5)%
Search Advertising Revenue	$22.1	$22.4	(2)%	$45.7	$42.0	9%
Total Revenue	$98.2	$103.0	(5)%	$188.6	$192.3	(2)%
Contribution ex-TAC (Revenue ex-TAC)	$42.3	$47.6	(11)%	$82.0	$87.3	(6)%
GAAP Net Loss	$(6.8)	$(3.5)	(95)%	$(16.8)	$(11.8)	(42)%
Non-GAAP Net Income	$3.9	$12.0	(68)%	$8.7	$17.3	(50)%
Adjusted EBITDA	$2.8	$7.1	(61)%	$3.2	$8.9	(64)%
Adjusted EBITDA to Contribution ex-TAC	7%	15%		4%	10%
Net Cash from Operations	$2.5	$21.3	(88)%	$9.1	$14.2	(36)%
Adjusted Free Cash Flow	$4.8	$20.7	(77)%	$11.8	$14.6	(19)%
GAAP Diluted EPS	$(0.18)	$(0.08)	(125)%	$(0.44)	$(0.27)	(63)%
Non-GAAP Diluted EPS	$0.09	$0.26	(65)%	$0.21	$0.36	(42)%

Financial Outlook for Full-Year 20263

Based on current expectations, the Company is narrowing its full-year 2026 outlook ranges:

●	Contribution ex-TAC[2] of $215 to $225 million, from $215 to $235 previously

●	Adjusted EBITDA[2] of $51 to $53 million, from $50 to $54 previously

“We are narrowing our full-year outlook to reflect our first half performance and increased visibility into second-half trends,” said Elad Tzubery, Perion’s CFO. “Our comfort in delivering this updated outlook is supported by tangible catalysts. Our structural cost reductions have established a streamlined, highly optimized expense base. This positions us to capture significant operating leverage as recently signed strategic agreements begin contributing and momentum across Perion One accelerates. Together, these operational efficiencies and top-line drivers protect our profitability and support our second-half 2026 acceleration.”

2 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, Adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures. See below reconciliation of GAAP to non-GAAP measures.

3 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

Share Repurchase Program

●	During the second quarter of 2026, the Company repurchased a total of approximately 2.7 million shares for a total amount of $24.5 million

●	As of June 30, 2026, under the authorized $200 million share repurchase plan, the Company repurchased a total of 18.0 million shares for a total amount of $166.8 million

Financial Comparison for the Second Quarter of 2026

Revenue: Revenue decreased by 5% to $98.2 million in the second quarter of 2026 from $103.0 million in the second quarter of 2025. Advertising Solutions revenue decreased 5% year-over-year, accounting for 78% of revenue, primarily due to a decrease in our Web channel. Search Advertising revenue decreased by 2% year-over-year, accounting for 22% of revenue.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $55.9 million, or 57% of revenue, in the second quarter of 2026, compared with $55.4 million, or 54% of revenue, in the second quarter of 2025.

GAAP Net loss: GAAP net loss was $6.8 million in the second quarter of 2026, compared with $3.5 million in the second quarter of 2025. GAAP net loss in the second quarter of 2026 includes $2.5 million in restructuring costs and other charges, partially offset by $1.9 million in income related to change in fair value of contingent consideration.

Non-GAAP Net Income: Non-GAAP net income was $3.9 million, or 4% of revenue, in the second quarter of 2026, compared with $12.0 million, or 12% of revenue, in the second quarter of 2025. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $2.8 million, or 3% of revenue and 7% of Contribution ex-TAC in the second quarter of 2026, compared with $7.1 million, or 7% of revenue and 15% of Contribution ex-TAC in the second quarter of 2025. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the second quarter of 2026 was $2.5 million, compared with net cash provided by operating activities of $21.3 million in the second quarter of 2025.

Net cash: As of June 30, 2026, cash and cash equivalents, short-term bank deposits and marketable securities, amounted to $267.8 million, compared with $312.9 million as of December 31, 2025.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q2-2026-earnings-call.open-exchange.net/

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company's proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit www.perion.com

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, Adjusted free cash flow, Non-GAAP net income and non-GAAP diluted earnings per share.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as GAAP income (loss) from operations excluding stock-based compensation expenses, retention and other acquisition-related expenses, unusual legal costs, gains and losses recognized with respect to changes in fair value of contingent consideration, amortization of acquired intangible assets, restructuring costs and other charges as well as depreciation.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment, net of sales and capitalized software development costs, but excluding the purchase of property and equipment related to our new corporate headquarter office, the portion of the cash payment of contingent consideration in excess of the acquisition date fair value and retention payment related to acquisitions, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as GAAP net income (loss) and GAAP net earnings (loss) per share excluding stock-based compensation expenses, amortization of acquired intangible assets and the related taxes thereon, retention and other acquisition-related expenses, unusual legal costs, gains and losses recognized with respect to changes in fair value of contingent consideration, restructuring costs and other charges as well as foreign exchange gains and losses associated with ASC-842.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.

Dudi Musler, VP of Investor Relations

+972 (54) 7876785

dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Advertising Solutions	$76,179	$80,571	$142,882	$150,276
Search Advertising	22,061	22,410	45,732	42,047
Total Revenue	98,240	102,981	188,614	192,323

Costs and Expenses
Cost of revenue	11,138	13,037	23,456	25,378
Traffic acquisition costs and media buy	55,933	55,372	106,628	105,053
Research and development	6,405	8,945	13,354	17,397
Selling and marketing	19,926	19,529	41,293	37,254
General and administrative	7,285	9,170	16,694	18,546
Change in fair value of contingent consideration	(1,936)	-	(1,712)	-
Depreciation and amortization	5,053	4,294	9,953	7,766
Restructuring costs and other charges	2,483	-	2,483	1,322
Total Costs and Expenses	106,287	110,347	212,149	212,716

Loss from Operations	(8,047)	(7,366)	(23,535)	(20,393)
Financial income, net	253	3,583	2,530	6,990
Loss before Taxes on income	(7,794)	(3,783)	(21,005)	(13,403)
Tax benefit	1,037	312	4,247	1,586
Net loss	$(6,757)	$(3,471)	$(16,758)	$(11,817)

Net loss per Share
Basic	$(0.18)	$(0.08)	$(0.44)	$(0.27)
Diluted	$(0.18)	$(0.08)	$(0.44)	$(0.27)

Weighted average number of shares
Basic	36,990,655	42,032,856	38,040,939	43,442,062
Diluted	36,990,655	42,032,856	38,040,939	43,442,062

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$63,273	$89,997
Restricted cash	1,193	1,176
Short-term bank deposits	158,354	151,030
Marketable securities	46,202	71,877
Accounts receivable, net	161,497	187,871
Prepaid expenses and other current assets	26,491	17,830
Total Current Assets	457,010	519,781

Long-Term Assets
Property and equipment, net	16,437	11,685
Operating lease right-of-use assets	15,912	17,171
Goodwill and intangible assets, net	346,892	355,235
Deferred taxes	14,625	9,266
Other assets	533	620
Total Long-Term Assets	394,399	393,977
Total Assets	$851,409	$913,758

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$133,397	$129,882
Accrued expenses and other liabilities	32,355	37,821
Short-term operating lease liability	1,594	2,324
Deferred revenue	1,478	1,206
Short-term payment obligation related to acquisitions	11,541	17,348
Total Current Liabilities	180,365	188,581

Long-Term Liabilities
Payment obligation related to acquisition	9,024	10,383
Long-term operating lease liability	20,501	20,034
Deferred taxes	6,817	7,397
Other long-term liabilities	11,912	11,357
Total Long-Term Liabilities	48,254	49,171
Total Liabilities	228,619	237,752

Shareholders' equity
Ordinary shares	304	341
Additional paid-in capital	451,793	487,716
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	(231)	267
Retained earnings	171,926	188,684
Total Shareholders' Equity	622,790	676,006
Total Liabilities and Shareholders' Equity	$851,409	$913,758

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(6,757)	$(3,471)	$(16,758)	$(11,817)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,053	4,294	9,953	7,766
Stock-based compensation expense	4,535	7,494	12,555	15,081
Foreign currency translation	(3)	(77)	-	(67)
Accrued interest, net	(1,632)	(1,216)	1,689	1,698
Deferred taxes, net	(1,193)	2,128	(5,942)	5,447
Accrued severance pay, net	89	151	160	(847)
Restructuring costs and other charges	2,483	-	2,483	1,322
Gain from sale of property and equipment	(4)	(12)	(16)	(37)
Net changes in operating assets and liabilities	(83)	12,001	5,019	(4,305)
Net cash provided by operating activities	$2,488	$21,292	$9,143	$14,241

Cash flows from investing activities
Purchases of property and equipment, net of sales	(135)	(1,074)	(386)	(2,771)
Capitalized software development costs	(3,019)	(413)	(5,137)	(413)
Investment in marketable securities, net of sales	21,294	6,922	25,464	18,493
Short-term deposits, net	15,000	(4,305)	(7,324)	(6,288)
Cash paid in connection with acquisitions, net of cash acquired	-	(26,566)	-	(26,566)
Net cash provided by (used in) investing activities	$33,140	$(25,436)	$12,617	$(17,545)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	85	19	118	36
Repurchase of shares for retirement	(24,549)	(33,257)	(48,635)	(39,758)
Net cash used in financing activities	$(24,464)	$(33,238)	$(48,517)	$(39,722)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	61	318	50	462
Net increase (decrease) in cash and cash equivalents and restricted cash	11,225	(37,064)	(26,707)	(42,564)
Cash and cash equivalents and restricted cash at beginning of period	53,241	151,862	91,173	157,362
Cash and cash equivalents and restricted cash at end of period	$64,466	$114,798	$64,466	$114,798

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Revenue	$98,240	$102,981	$188,614	$192,323
Traffic acquisition costs and media buy	55,933	55,372	106,628	105,053
Contribution ex-TAC	$42,307	$47,609	$81,986	$87,270

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

GAAP loss from Operations	$(8,047)	$(7,366)	$(23,535)	$(20,393)
Stock-based compensation expenses	4,535	7,494	12,555	15,081
Retention and other acquisition related expenses	204	2,452	2,754	4,330
Unusual legal costs	463	190	711	754
Change in fair value of contingent consideration	(1,936)	-	(1,712)	-
Amortization of acquired intangible assets	4,191	3,716	8,343	6,630
Restructuring costs and other charges	2,483	-	2,483	1,322
Depreciation	862	578	1,610	1,136
Adjusted EBITDA	$2,755	$7,064	$3,209	$8,860

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

GAAP Net loss	$(6,757)	$(3,471)	$(16,758)	$(11,817)
Stock-based compensation expenses	4,535	7,494	12,555	15,081
Amortization of acquired intangible assets	4,191	3,716	8,343	6,630
Retention and other acquisition related expenses	204	2,452	2,754	4,330
Unusual legal costs	463	190	711	754
Change in fair value of contingent consideration	(1,936)	-	(1,712)	-
Restructuring costs and other charges	2,483	-	2,483	1,322
Foreign exchange losses associated with ASC-842	1,209	1,951	1,303	1,590
Taxes on the above items	(509)	(368)	(1,014)	(556)
Non-GAAP Net Income	$3,883	$11,964	$8,665	$17,334

Non-GAAP diluted earnings per share	$0.09	$0.26	$0.21	$0.36

Shares used in computing non-GAAP diluted earnings per share	41,116,264	46,513,985	42,015,513	47,594,734

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Net cash provided by operating activities	$2,488	$21,292	$9,143	$14,241
Purchases of property and equipment, net of sales	(135)	(1,074)	(386)	(2,771)
Capitalized software development costs	(3,019)	(413)	(5,137)	(413)
Free cash flow	$(666)	$19,805	$3,620	$11,057
Purchase of property and equipment related to our new corporate headquarter office	-	942	-	2,279
Retention payment related to acquisitions	5,485	-	8,185	1,300
Adjusted free cash flow	$4,819	$20,747	$11,805	$14,636

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP FULL YEAR 2026 GUIDANCE

In thousands

	Low	High

Revenue	$460	$475
Traffic acquisition costs and media buy	245	250
Contribution ex-TAC	$215	$225